UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

COSAN LIMITED

Reliance on SEC Order Providing 45-Day Extension to File Annual Report on Form 20-F

This report on Form 6-K is being furnished to the U.S. Securities and Exchange Commission (the “SEC”) by Cosan Limited (the “Company” or “we”) in reliance on the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies dated March 25, 2020 (Release No. 34-88465) (the “Order”).

Our business, results of operations, financial condition or prospects could be negatively affected if the risks set forth under “Risk Factor” below occur, and as a result, the trading price of our class A common shares could decline and you could lose all or part of your investment. In addition to those risks, you should carefully read and consider the risk factors described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018, which we filed with the SEC on April 30, 2019 (including any amendments thereto filed with the SEC from time to time).

Extension of Deadline

Pursuant to the Order, the Company hereby announces that it is unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Annual Report”) within the prescribed time period. The Company previously disclosed on a Form 6-K furnished to the SEC on April 29, 2020 preliminary information on the current effects of the coronavirus disease 2019 (“Covid-19”). As a result of the outbreak of Covid-19, the Company is unable at the present time to mobilize fully the internal personnel necessary to complete the disclosures in its 2019 Annual Report. The state of São Paulo, where the Company’s corporate headquarters are currently located, is one of the epicenters of the coronavirus outbreak in Brazil. The Company has been following the recommendations of local health authorities to minimize exposure risk for its team members for the past several weeks, including the temporary closures of its offices and having team members work remotely, and, as a result, the 2019 Annual Report will not be completed by the filing deadline, due to insufficient time to facilitate the internal and external review process.

Notwithstanding the foregoing, the Company expects to file the 2019 Annual Report no later than June 15, 2020 (which is 45 days from the 2019 Annual Report’s original filing deadline of April 30, 2020).

Risk Factor

In light of the Covid-19 pandemic, the Company expects to include a risk factor in its 2019 Annual Report substantially similar to the following (updated as necessary):

Our business, operations and results may be adversely impacted by Covid-19.

In response to the Covid-19 outbreak, we have implemented several measures aimed at safeguarding the health of our employees, and the stability of our operations and financial condition, including: (1) having our employees work remotely if able to do so, (2) following health and safety guidelines to protect employees in our essential operations who need to work onsite, (3) optimizing the use of contractors and employee hours and (4) renegotiating, where possible, certain contracts with suppliers and clients to reflect reductions in demand for our products.

The Covid-19 pandemic and associated impacts on economic activity had an adverse effect on our results of operations and financial condition since social distancing (staying home, avoiding going out on the streets, avoiding crowds, avoiding physical contact with other people, etc.) and related measures were issued in March 2020. From a demand standpoint, we saw demand decline, as large sectors of the economy began to shut down. We expect that our results of operations and financial condition could be more impacted in the second quarter of 2020 and in subsequent periods, as levels of activity in our business have historically been positively correlated to broad measures of economic activity, such as gross domestic product (GDP).

Despite the measures adopted to contain the progress of Covid-19 and aid measures announced by governments around the world, including the Brazilian government, as of the date hereof, we cannot predict the extent, duration and impacts of such containment measures, or the results of aid measures in the countries in which we operate and/or sell our products. Accordingly, we cannot predict the direct and indirect effects of the Covid-19 pandemic and governments’ responses to it on our business, results of operations and financial condition, including: (1) the impact of Covid-19 on our financial condition and results of operations, including trends and the overall economic outlook, capital, investments and financial resources or liquidity position; (2) how future operations could be impacted; (3) the impact on our costs or access to capital and funding resources; (4) if we could incur any material Covid-19-related contingencies; (5) how Covid-19 could affect assets on our balance sheet and our ability to timely record those assets; (6) the anticipation of any material impairments, increases in allowances for credit losses, restructuring charges or other expenses; (7) any changes in accounting judgements that have had or are reasonably likely to have a material impact on our financial statements; (8) the total amount of the decline in demand for goods and services (such as reduced demand for ethanol, other fuels and natural gas as a result of reduced economic activity), and disruptions in sales channels, especially those impacted by the social isolation measures; (9) the impact on our supply chain; (10) the impact on the relationship between costs and revenues; (11) general economic and social uncertainty, including increases in interest rates, variations in foreign exchange rates, inflation (including potential deflation) and unemployment; (12) the impact of the Covid-19 pandemic on our ability to comply with the covenants under our indebtedness; and (13) other unforeseen impacts and consequences.

The extent of the impact of Covid-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak and its impact on our clients, suppliers and employees, all of which are uncertain and cannot be predicted. Covid-19 also poses risks that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including shutdowns that may be requested or mandated by governmental authorities and could have a material adverse effect on our results of operations, financial condition and liquidity. Furthermore, to the extent the Covid-19 pandemic adversely affects our business, results of operations, financial condition and liquidity, it may also have the effect of heightening many of the other risks to which we are exposed, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.

If the pandemic or the resulting economic downturn continues to worsen, we could experience loss of clients and higher levels of impairment of our financial and non-financial assets, which could have a material adverse effect on our balance sheet, results of operations and cash flows. We will continue to actively monitor the situation and may take further actions that alter our business operations as may be required by federal, state or local authorities, or that we determine are in the best interests of our employees, clients, suppliers and shareholders.

Forward-Looking Statements

This report on Form 6-K may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial and Investor Relations Officer